UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  August 12, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated August 12, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

August 12, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 12, 2004
August 12, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

GOLD MINERALIZATION EXTENDED AND PORPHYRY COPPER TARGET INDENTIFIED AT ELIZABETH GOLD PROJECT

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce the intriguing results of the diamond drilling program that commenced in late May on the Elizabeth Project in the Lillooet Mining District of British Columbia. Targeting the 2003 gold and porphyry copper discoveries, eleven holes totalling 1,438 metres (4,718 feet) were drilled, five in the Southwest Zone and six in the No. 9 Zone. A magnetometer survey was also completed over several areas of the property to determine the relationship of the mineralization to definable structures and lithologies. In the No. 9 Zone, grid soil sampling was completed to help define gold mineralization along a structural zone occurring in ultramafic rocks (listwanite zone).

SOUTHWEST ZONE

Very encouraging results from the 2004 drill program came from the Southwest Zone as the drill program outlined gold-bearing structures that are well mineralized over significant widths and appear to have continuity at depth. In 2003, exploration resulted in the discovery of a series of north northeast trending gold-bearing quartz veins that were traced over a strike length of nearly 150 metres (492 feet). In the most recent program, five shallow drill holes (DDH 04-07 to 04-11) tested this strike length to a maximum depth of 90 metres (295 feet). The first four holes intersected gold-bearing quartz veins, breccias and quartz stockwork zones. The mineralized structures range from core lengths of less than one metre to 7.85 metres (0.33 to 25.75 feet). Coarse gold was observed in drill holes DDH 04-08 and 04-10, the latter of which contains an interval grading an impressive 257.89 g Au/t (7.57 oz Au/t) over 0.65 metres (2.13 feet). All four holes completed to the target returned intersections of 4.53, 5.33, 13.74, and 88.47g Au/t (0.13, 0.16, 0.40 and 2.60 oz Au/t), as indicated in the following table.

	Intersection
DDH No.	From (m)	To (m)	Length (metres)	Gold (g Au/t)	Length (feet)	Gold (oz Au/t)	Interval Description
04-07	41.80	41.95	0.15	13.74	0.49	0.40	Quartz Vein
	42.45	42.55	0.10	3.48	0.33	0.10	Quartz Vein
	58.15	59.80	1.65	2.76	5.41	0.08	Weak quartz stockwork veining
04-08	89.50	96.95	7.85	5.33	25.75	0.15	Quartz vein & stockwork with course gold
04-09	51.10	51.60	0.50	1.95	1.64	0.06	Altered porphyry wallrock
	138.80	143.30	4.50	4.53	14.76	0.13	Large quartz vein zone
04-10	89.10	91.10	2.00	88.47	6.56	2.60	Quartz vein and stockwork zone with
includes	89.80	90.45	0.65	257.89	2.13	7.57	locally abundant course gold
	91.75	93.20	1.45	1.95	4.76	0.06	Quartz vein breccia and altered dyke
04-11	Drill problem - target not reached

The Southwest Zone veins are steeply dipping and open both to depth and along strike to the north. DDH 04-11, the most southerly drill hole, failed to reach the target depth because of technical difficulties. This hole did however intersect porphyry, indicating that the favourable host rocks for the veins extend southerly under talus and glacial till.

NO. 9 ZONE

Six relatively shallow holes were drilled in the No. 9 Zone to begin the evaluation of the identified geologic environments and targets for both porphyry copper and gold mineralization. Drill holes DDH 04-01, 03 and 05 targeted gold mineralization associated with altered intrusive rocks east of the listwanite zone and the recently discovered copper-molybdenum mineralization to the west. Drill hole DDH 04-01 returned an intersection of 1.2 g Au/t (0.04 oz Au/t) over 13.25 metres (43.5 feet). DDH 04-03 drilled 200 metres (655 feet) northerly and DDH 04-05, 350 metres (1,150 feet) northerly, intersected altered intrusive rock containing weakly anomalous gold values. DDH 04-02, the first and southernmost hole west of the listwanite, targeted an area of copper- molybdenum mineralized float that was discovered in late 2003. A 9.9 metre (33 feet) section of highly altered, steeply dipping porphyry dike, which was intersected at 64 metres (210 feet) below surface, contains 0.187% copper and includes a 1.0 metre (3.3 feet) interval grading 0.365% copper. Significant molybdenum content (0.043% over 9.9 metres/32.5 feet) is associated with these copper values. Drill hole DDH 04-06, 350 metres (1148 feet) to the north of DDH 04-02, intersected extensive intrusive rocks containing anomalous copper and molybdenum mineralization.

The intrusive rocks found west of the listwanite zone differ distinctly from those that host the gold veins elsewhere on the property. These rocks are mineralized in copper and molybdenum (e.g. DDH 04-02) and may reflect the upper or distal portions of a porphyry system. Gold-bearing quartz veining discovered within granitic rocks north of DDH 04-02 suggests that the porphyry system also contains precious metals. It is not unusual for porphyry systems to have associated proximal and/or distal precious metal mineralization, which can occur up to several kilometres from the porphyry. It is conceivable that the nearby gold-bearing veins on the Elizabeth property may be related to mineralizing hydrothermal events that were driven by a porphyry system. Given the proximity of the Poison Mountain porphyry copper deposit located approximately twelve kilometers north northwest of the area of drilling, follow-up drilling is planned to test for the presence of such large mineralized systems on the Elizabeth property.

	Intersection
DDH No.	From	To	Length (m)	Gold (g Au/t)	Cu (%)	Mo (ppm)	Interval Description
04-01	79.50	92.75	13.25	1.20	--	--	Altered porphyry and stockwork veining
	104.05	105.55	1.50	2.10	--	--	Quartz-arsenopyrite veining
04-02	87.10	97.00	9.90	--	0.187	431	Altered porphyry dyke, bleached pale
includes	87.10	88.60	1.50	--	0.210	305	green-grey to mauve intrusive
	88.60	90.10	1.50	--	0.091	121
	90.10	91.60	1.50	--	0.210	727
	91.60	93.10	1.50	--	0.195	623
	93.10	94.10	1.00	--	0.198	356
	94.10	95.10	1.00	--	0.107	343
	95.10	96.10	1.00	--	0.365	335
	96.10	97.00	0.90	--	0.135	637
04-03	Weakly anomalous Au, Cu and Mo
04-04	No significant assays
04-05	25.90	36.50	10.60	0.21	--	--	Altered porphyry
	55.40	56.25	0.85	1.40	--	--	Altered porphyry containing arsenopyrite
04-06	Weakly anomalous Cu and Mo

Recent soil sampling on the No. 9 Zone grid has extended the strong gold-arsenic anomaly east of the listwanite to a continuous length of 550 metres (1,800 feet), which appears to be open in both strike directions.

UNDERGROUND REHABILITATION

J-Pacific has also undertaken a rehabilitation of the "lower adit", which was originally driven by Bralorne Mines Ltd. during the late 1940's. Located at an elevation of 2,024 metres (6,640 feet), the tunnel extends for 675 metres (2,215 feet) and crosscuts the Main and West Veins. Drifting on the Main Vein continued 37 metres (120 feet) to the north and 67 metres (220 feet) to the south, and on the West Vein for 165 metres (480 feet) to the north and 146 metres (540 feet) to the south. Since no historic geologic assay plans are available for these underground workings, J-Pacific plans detailed mapping and rock sampling of all mineralized zones, correlation of this work with the exploration from surface, and evaluation of the results for the next drilling program.

FUTURE PLANS

J-Pacific plans to complete the 2004 exploration program with geophysical studies and additional diamond drilling, if suitable drills are available and weather conditions permit.

QA/QC PROTOCOLS

Geoquest Consulting of Vernon, BC was retained to carry out the program; Mr. W. Gruenwald, P. Geo, a qualified person as defined by NI 43-101, directly supervised the work.

Acme Analytical Labs of Vancouver, B.C. carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

The Elizabeth Gold Project, consisting of 4,450 hectares (10,995 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south southwest of the permitted mill at the J-Pacific owned Blackdome Gold Mine, and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. Given the proximity to our permitted gold mill at the Blackdome Gold Mine, the Elizabeth Project could be complimentary to any future production using the Blackdome facility. The high grades identified in several veins make the Elizabeth Project an attractive exploration target that can be rapidly advanced.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.